Filed by Zynga Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Zynga Inc.

Commission File No.: 001-35375

YOUR VOTE IS IMPORTANT

PLEASE VOTE YOUR PROXY TODAY

April 26, 2022

Dear Fellow Stockholders,

We recently sent you proxy materials in connection with the Special Meeting of Stockholders of Zynga Inc. (“Zynga”) to be held on May 19, 2022 at 8:00 a.m. Pacific Time. Your vote is extremely important, no matter how many shares of Zynga common stock you hold.

As you know, Zynga, Take-Two Interactive Software, Inc. (“Take-Two”) and certain wholly owned subsidiaries of Take-Two entered into an Agreement and Plan of Merger, dated January 9, 2022 (as it may be amended from time to time, the “merger agreement”), that provides for the combination of Take-Two and Zynga. Please refer to the joint proxy statement/prospectus dated April 7, 2022, which has been previously mailed to you, for details on the combination and the merger agreement.

Subject to the terms and conditions of the merger agreement, at the effective time of the combination, each outstanding share of Class A common stock of Zynga (subject to certain exceptions set forth in the merger agreement) will be converted into the right to receive (i) a number of shares of common stock of Take-Two equal to the “exchange ratio” (as described in the joint proxy statement/prospectus) and (ii) $3.50 in cash, without interest and less any applicable withholding taxes. The exchange ratio is subject to a two-way collar mechanism as described in the joint proxy statement/prospectus.

Zynga and Take-Two will each hold a special meeting of their respective stockholders on May 19, 2022 to vote on the proposals necessary to complete the combination.

At the Zynga special meeting, Zynga stockholders will be asked to consider and vote on (i) a proposal to adopt the merger agreement (the “Zynga merger proposal”), (ii) a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Zynga named executive officers that is based on or otherwise relates to the transactions contemplated by the merger agreement, and (iii) a proposal to approve the adjournment of the Zynga special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Zynga special meeting to approve the Zynga merger proposal. Zynga stockholders as of the close of business on April 4, 2022, the record date for the Zynga special meeting, are entitled to vote at the Zynga special meeting.

The Zynga board of directors unanimously recommends that Zynga stockholders vote “FOR” each of the proposals to be considered at the Zynga special meeting.

Approval of the Zynga merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Zynga common stock. If you fail to vote, fail to instruct your bank, broker or other nominee to vote with respect to the Zynga merger proposal or abstain from voting, it will have the same effect as a vote “AGAINST” the Zynga merger proposal. Accordingly, please vote today in advance of this important special meeting.

Your vote on these matters is very important, regardless of the number of shares you own. Whether or not you plan to virtually attend the special meeting, please vote by proxy over the internet or telephone using the instructions included on the accompanying proxy card, or promptly complete your proxy card and return it in the enclosed postage-paid envelope.

If you have questions or need assistance voting your shares, please contact D.F. King & Co., Inc., which is assisting Zynga, toll free at (800) 714-3310 or by email at ZNGA@dfking.com.

On behalf of your Board of Directors, thank you for your cooperation and continued support.

Sincerely,

/s/ Frank Gibeau
Frank Gibeau
Chief Executive Officer and Director

THREE EASY WAYS TO VOTE

Additional Information and Where to Find It

This communication relates to a proposed business combination of Take-Two and Zynga. In connection with the proposed business combination Take-Two filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that includes a joint proxy statement/prospectus. The registration statement on Form S-4, including the joint proxy statement/prospectus, provides details of the proposed combination and the attendant benefits and risks. The registration statement was declared effective on April 7, 2022 and the definitive joint proxy statement/prospectus was sent to Take-Two and Zynga stockholders. This communication is not a substitute for the registration statement on Form S-4, including the joint proxy statement/prospectus, or any other document that Take-Two or Zynga may file with the SEC or send to their respective stockholders in connection with the proposed combination. Investors and security holders are urged to read the registration statement on Form S-4, including the definitive joint proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to Take-Two’s or Zynga’s stockholders as they become available because they will contain important information about the proposed combination. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Take-Two’s Investor Relations department at contact@take2games.com; or by contacting Zynga’s Investor Relations department at investors@zynga.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.